Exhibit (a)(1)

CERTIFICATE OF FORMATION

OF

AL VENTURE FUND LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company pursuant to the requirements of Delaware Limited Liability Company Act, Title 6, Sections 18-101 et seq., hereby certifies that:

1.	The name of the limited liability company is AL Venture Fund LLC (the “Company”).

2.	The address of the Company’s registered office in the State of Delaware is 850 New Burton Road, Suite 201, County of Kent, Dover, Delaware 19904. The name of the Company’s registered agent for service of process at such address is Cogency Global Inc.

3.	There is no set date on which the Company will dissolve.

Dated: April 8, 2021	/s/ Nyisha Shakur
Nyisha Shakur, Authorized Person